Exhibit 1.6

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 Monish.bahl@cdcsoftware.com	Public Relations Scot McLeod CDC Corporation 678-259-8625 scotmcleod@cdcsoftware.com

FOR IMMEDIATE RELEASE

Rebound at CDC Mobile Continues, with Organic Growth in November Subsequent to Industry-Impacting
Regulatory Changes

Beijing, Dec. 15, 2006 – CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), today provided an update of its operations for the month of November, following the industry changes that occurred in July, when new regulations on MVAS providers were first implemented in China and CDC Mobile reorganized its businesses.

As mentioned in the third quarter earnings release, the MVAS business of CDC Mobile has achieved organic growth for three consecutive months since July through October. November has also seen an uptick in revenues on a sequential basis from October. The monthly average revenue from September to November 2006 was $2.27 million, up 16 percent from the revenue for August 2006. This does not include the acquisition of Timeheart, which closed in the end of November. With the acquisition of Timeheart, proforma monthly average revenues from September to November 2006 would have been $2.87 million, up 47 percent from the revenue for August 2006.

The main reasons for the growth can be attributed to the development of innovative new products, the updating of existing products and a revamp of the marketing strategy to further segment CDC Mobile’s user base into more detailed and defined demographics allowing the company to more effectively direct the right products to specific targeted group of users.

“We continue to see a rebound from the downturn we experienced as a result of the marketplace changes we saw earlier in the year,” said Peter Yip, chief executive officer of CDC Corporation. “We will see tightening of regulations in the short term, but in the long term we will have tremendous opportunities in the vast MVAS market. We want to take advantage of this short term uncertainty and be one of the leading players in the largest and fastest growing mobile market in the world, as we see significant acquisition opportunities in the sector, similar to Timeheart, which was an accretive transaction. We have tremendous confidence in China’s vast MVAS market.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Mobile

CDC Mobile is focused on providing MVAS products to subscribers in China and is a business unit of CDC Corporation.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding a continued rebound from the recent downturn in the MVAS market and long term tremendous opportunities in the vast MVAS market. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.